August 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Sreet, N.E.
Washington, DC 20549

Re:	Gen3Bio, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-199963

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Gen3Bio, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-199963), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on November 7, 2014 and was amended on December 19, 2014, January 7, 2015, January 23, 2015, February 4, 2015, February 17, 2015, and March 6, 2015.

     The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

     The Company confirms the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

     The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Gen3Bio, Inc., 4000 W 106th Street, Suite 125, Carmel, Indiana 46032, attention Kelvin Okamoto.

     If you have any questions or require any further information, please contact Eric M. Douthit of CHURCH CHURCH HITTLE & ANTRIM at (317) 773-2190.

Respectfully submitted,

Gen3Bio, Inc.

__________________________
Name: Kelvin Okamoto
Title: President and Chief Executive Officer

cc: Eric M. Douthit, CHURCH CHURCH HITTLE & ANTRIM